FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 1-15184

SADIA S.A.

(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
----------------------------------
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY

SADIA BY BRF – BRASIL FOODS S.A.

BETWEEN THE OFFICERS OF

SADIA S.A.

AND

BRF – BRASIL FOODS S.A.

________________________________

DATED JULY 8, 2009

________________________________

By this private instrument, the parties identified below:

The officers of SADIA S.A., a corporation with head offices in the city of Concórdia, State of Santa Catarina, at Rua Senador Attílio, 86, Centro, enrolled with the National Register of Corporate Taxpayers (“CNPJ/MF”) under No. 20.730.099/0001-94 (“Sadia”), according to the special provisions of section 224 of Law No. 6,404/76; and

The officers of PERDIGãO S.A., as of July 8, 2009 BRF – BRASIL FOODS S.A., a corporation with head offices in the city of São Paulo, State of São Paulo, at Av. Escola Politécnica, 760, registered with the CNPJ/MF under No. 01.838.723/0001-27 (“BRF” or “Perdigão”, and jointly with Sadia the “Companies”), according to the special provisions of section 224 of Law No. 6,404/76;

WHEREAS:

(i)         on May 19, 2009 Sadia, Perdigão and HFF Participações S.A., a corporation with head offices in the city of São Paulo, State of São Paulo, na Rua Fortunato Ferraz, 365, 2º andar, sala 2, Vila Anastácio, Centro, enrolled with the CNPJ/MF under No. 09.625.992/0001-17 (“HFF”), entered into an Association Agreement (“Agreement”) in order to enable a future association between Sadia and BRF so as to merger their operations (“Association”);

(ii)         the stages for implementation of the Association were subject to compliance with certain conditions precedent set forth in Section 2.1 of the Agreement, which were duly complied with on June 3, 2009;

(iii)       on June 19, 2009, the Board of Directors of Perdigão resolved to submit to the shareholders of the company, at a general meeting to be called to July 8, 2009, at 12PM, among other subjects, the amendment to the name of the company to BRF – Brasil Foods S.A., as well as the merger of the shares of HFF by BRF (“Merger of HFF Shares”);

(iv)       on this date at 10:30am, the shareholders of HFF attending the General Meeting resolved on the Merger of HFF Shares;

(v)       on this date at 8:00am the Sadia’s shareholders present at the Special General Meeting resolved on the disposal of the equity interests held by Sadia in Concórdia Holding Financeira S.A. and the correspondent agreement was executed;

(vi)       the merger of the shares of Sadia by BRF, subject matter of this Protocol and Justification, shall only be implemented after approval of the resolution referred to in item “iii”, which shall be deemed as the final event for consummation of the Association between BRF and Sadia, as set forth in the Agreement (“Merger of Sadia Shares”);

The parties hereby AGREE to enter into, in accordance with sections 224, 225 and 252 of Law No. 6,404/76, this Protocol and Justification of Merger of Sadia Shares by BRF (“Protocol and Justification”), which shall be submitted for approval by their respective shareholders at the Special General Meetings, pursuant to the terms and conditions set out below:

SECTION ONE

Conditions Precedent

1.1 Under the Agreement, the merger of the merger of shares set forth on this Protocol and Justification is subject to approval of the matters contained in the agenda of the Special General Meeting of Perdigão, called to July 8, 2009, at 12pm, at the head offices of the Company, as set forth in the meeting notice published on 23, 24 and 25 in the Official Gazette of the State of São Paulo and Valor Econômico newspaper (national print);

SECTION TWO

Justification of the Merger of Sadia Shares

2.1. As described in the preamble of this Protocol and Justification, the Merger of Sadia Shares is the final event set forth in the Agreement for consummation of the Association between BRF and Sadia in order to merger their operations.

2.2. The Association will enable a reduction in redundant costs and operating scale gains that will enable higher investments and a higher sustainable growth rate. The Association will result in greater efficiency to face the challenges of the domestic and international markets, in line with the continuous business expansion strategy adopted by BRF and Sadia.

SECTION THREE

Ratio of substitution, number and type of shares to be assigned to

Sadia shareholders and share rights

3.1. BRF shall merge all common and preferred shares issued by Sadia, except for those held indirectly by BRF itself by means of HFF, so that the shareholders’ equity of BRF will be increased for the economic value of the common and preferred shares issued by Sadia held by its non-controlling shareholders.

3.2 The Sadia shareholders, except HFF, shall receive 0.132998 common share issued by BRF for each common or preferred share issued by Sadia.

3.3. The ratio of substitution of Sadia shares for BRF shares hereby established was based on the economic value of the Companies determined according to an appraisal report (Exhibit I) submitted by Banco de Investimentos Credit Suisse (Brasil) S.A., a corporation enrolled with the CNPJ/MF under No. 33.987.793/0001-33 (“Financial Institution”).

3.3.1. The fractions of common or preferred shares resulting from the substitution of the position of each Sadia shareholder which does not form with other Sadia shareholders a whole number will be rounded downwards to the closest whole number, and the difference will be paid in cash by BRF within thirty (30 business days from the receipt of the funds from the disposal, at BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros, of the shares corresponding to that set of fractions.

3.4. BRF common shares to be assigned to the Sadia shareholders, in substitution for their Sadia shares, will have the same rights assigned to the then BRF outstanding shares, and all of them will fully participate in all benefits, including dividends and capital remuneration, that may be declared by BRF.

3.5. BRF and Sadia have mutual equity interests, considering that Sadia shall receive one million, nine hundred and ninety-nine thousand, two hundred and eleven (1,991,211) shares issued by BRF in exchange for the disposal of the shares of Concórdia Holding Financeira S.A. Upon the terms of the Agreement, Sadia undertook to keep in its treasury such shares issued by BRF during the term of exercise of the purchase option granted to HFIN Participações S.A, free and clear of any doubts, debts, encumbrances or burdens, right of retention or charges of any kind, including any deposit, pledge, guarantee, loan, security or usufruct.

SECTION FOUR

Criteria for the appraisal of Sadia shares and

handling equity changes

4.1. Appraisal based on the Economic Value. The Sadia shares to be merged by BRF were appraised at their economic value, but also considering the subsequent events described in the respective appraisal report (Exhibit II) by Planconsult Planejamento e Consultoria Ltda., a company enrolled with the CNPJ/MF under No. 51.163.798/0001-23, with head offices in the city of São Paulo, State of São Paulo, at Av. Nações Unidas, 13.797, Bloco 2, 17o andar  (“Appraiser”).

4.2. Treatment of Later Equity Changes. The equity variations occurred at Sadia between the date of appraisal  and the date on which the Merger of Sadia Shares is to be consummated shall be supported solely by Sadia and reflected on BRF as a result of the application of the equity method.

4.3 Appraisal of the Shareholders’ Equity at Market Prices. According to the provisions of section 264 of the Corporations’ Law, specialized company Apsis Consultoria Empresarial Ltda, enrolled with the CNPJ/MF under No. 27.281.922/0001-70, with head offices in the city of Rio de Janeiro, State of Rio de Janeiro, at São José Street, 90, Grupo 1.802, Centro  (“Specialized Company”) was appointed, by Sadia’s administration, to draft an  appraisal report with calculation of the exchange ratio of Sadia’s non-controlling shareholders’ shares based on the shareholders’ equity of Perdigão and Sadia at market prices. The appraisals of Perdigão and Sadia were conducted under the same criteria on the same date, according to the report contained in Exhibit III (“Market Price Shareholders’ Equity Reports”), thus resulting, for the purposes of the caption of section 264 of the Corporations’ Law, in the ratio of substitution set forth in the Market Price Shareholders’ Equity Reports.

4.3.1 The Specialized Company represented that (i) there is no conflict or union of interests, whether actual or potential, with the shareholders of Sadia or BRF or with regard to the Merger of Sadia Shares; and (ii) the shareholders or officers of Sadia or BRF did not direct, limit, make it difficult or perform any acts that compromised or may have compromised access to, use or knowledge of information, properties, documents or work methodology relevant to the quality of the respective conclusions.

SECTION FIVE

Increase in the shareholders’ equity of BRF. Composition of the capital stock of BRF after the Merger of Sadia Shares

5.1. The subscription value of the shares arising of the Merger of Sadia Shares will be the economic value of such shares, considering such subsequent events described in the respective appraisal report. Such shares will be subscribed by the officers of Sadia, on account of the shareholders thereof, upon the terms of section 252, second paragraph, Law No. 6,404/76, and paid up upon merger of the shares issued by Sadia into the shareholders’ equity of BRF.

5.2 All shares issued by Sadia shall be owned by BRF, directly and indirectly, and Sadia shall become a whole-owned subsidiary thereof.

SECTION SIX

Amendment to the Bylaws

6.1. The wording of the caption of Section 5 of the Bylaws of BRF will be amended in order to reflect the capital increase resulting from the approval of the Merger of Sadia Shares.

SECTION SEVEN

Appointment of the Financial Institution, the Appraiser and the Specialized Company

7.1. The officers of BRF appointed ad referendum of the Special General Meeting: (i) the Financial Institution to draft a report for determination of the ratio of substitution of the shares issued by Sadia for shares issued by BRF; (ii) the Appraiser in charge of appraising the Sadia shares to be merged by BRF as a result of this transaction. Such appointments shall be ratified by BRF shareholders at the Special General Meeting of BRF that shall consider this Protocol and Justification. As a result of its appraisal, the Financial Institution provided BRF with the appraisal report on the ratio of substitution included in Exhibit I hereto, and the Appraiser provided BRF with the share appraisal report included in Exhibit II to this Protocol and Justification.

7.2. The Financial Institution and the Appraiser represented that (i) there is no conflict or union of interest, whether actual or potential, with the shareholders of Sadia or BRF or with regard to the Merger of Sadia Shares; and (ii) the shareholders or officers of Sadia or BRF did not direct, limit, make it difficult or perform any acts that compromised or may have compromised access to, use or knowledge of information, properties, documents or work methodology relevant to the quality of the respective conclusions.

SECTION EIGHT

Usufruct on Shares

8.1. The shares issued by Sadia existing on the date of approval of the Merger of Sadia Shares which are subject to usufruct recorded in the share register maintained by the institution engaged for rendering book entry share services by Sadia shall be substituted for the BRF shares which are subject to the same usufruct, for the original period and under the terms of the respective usufruct instruments. Banco Itaú S.A. is the institution engaged to provide services in connection with BRF’s book-entry shares and shall record the usufruct on those BRF shares on the register of deposit accounts of the respective holders.

8.2  If necessary, the Sadia shareholders holding shares issued by Sadia which are subject to usufruct shall take all measures with the usufructuaries, as set forth in the usufruct instruments, in order to allow the substitution of the shares issued by Sadia for shares issued by BRF which are subject to the same usufruct.

SECTION NINE

Right of Withdrawal and Share Reimbursement Value

9.1. As provided in section 252, paragraph 2, and 137, paragraph 2, of Law No. 6,404/76, the right of withdrawal will be guaranteed to those Sadia shareholders holding common shares who dissent from or refrain from the resolution of Merger of Sadia Shares or fail to attend the relevant Special General Meeting and specifically express their intention to exercise the right of withdrawal within 30 days from the date of publication of the minutes of the Special General Meeting that approves the Merger of Sadia Shares. The payment of the respective reimbursement will be subject to consummation of the transaction, as provided in section 230 of Law No. 6,404/76, and shall be made by BRF up to the third (3rd) business day after the date of consummation of the respective transaction. The reimbursement of the value of shares will only be ensured in relation to the shares demonstrably held by the shareholder on 19.05.09 or the date of communication of the relevant fact that dealt with this transaction, pursuant to section 137 of Law No. 6,404/76.

9.1.1. The shareholders holding common shares of Sadia referred to above will be entitled to reimbursement of their shares, according to the law, reserving the right to request a special balance sheet

9.2 The BRF shareholders who dissent or refrain from the resolution of Merger of Sadia Shares or fail to attend the relevant Special General Meeting cannot withdraw from the company upon reimbursement of the respective shares because BRF fits in the liquidity and dispersion criteria set forth in subparagraph II, Section 137 of Law No. 6,404/76.

SECTION TEN

Approval by the General Meeting of Shareholders

10.1 The following corporate acts shall be performed for consummation of the Merger of Sadia Shares:

(a) Special General Meeting of Sadia to approve the Protocol and Justification and the Merger of Sadia Shares, as well as authorize the subscription by the managers of Sadia of the shares to be issued by BRF; and

(b) Special General Meeting of BRF to (i) approve the Protocol and Justification of Merger of Sadia Shares and authorize the increase of the capital stock to be subscribed and paid in by the officers of Sadia, as well as (ii) ratify the appointment of the Financial Institution to draft the report to determine the ratio of substitution of shares; and the Appraiser as specialized company in charge of the appraisal that fixed the economic value of the Sadia shares; (iii) approve the appraisal report submitted by  the Appraiser and the Merger of Sadia Shares, and (iv) authorize the management board of BRF to execute all agreements and instruments, and further perform all other acts required to make the Merger of Sadia Shares effective.

SECTION ELEVEN

General Provisions

11.1  Sadia shares held in treasury.  Sadia shares still held in treasury on the date of the Merger of Sadia Shares will be immediately cancelled after the Merger of Sadia Shares.

11.2 Sadia Stock Option Plan. To the beneficiaries of Sadia stock option plans provided on the Stock Option Plan approved on Sadia Special General Meeting held on 04/25/05, as amended on Sadia Special General Meeting held on 11/23/07 and other plans in effect shall be ensured the right of exercise such options until the date of the Merger of Sadia Shares.

11.3 Registry of Publicly Held Company of Sadia. The registry of Sadia as a publicly held company shall be held after the Merger of Sadia Shares until further resolved by its controlling shareholder BRF.

11.4. No Succession. Upon consummation of the Merger of Sadia Shares, BRF shall not absorb the properties, rights, assets, obligations and responsibilities of Sadia, which shall keep its legal identity in full without succession.

11.5. Amendment. This Protocol and Justification shall not be amended unless the amendment is made in writing.

11.6 Other Documents. All documents mentioned in this Protocol and Justification and the audited financial statements of Sadia and BRF prepared on the Base Date will be available at the headquarters of BRF from the date hereof, as well as on the website of CVM and BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros.

11.7 Antitrust Authorities. The Association is currently being analyzed by antitrust authorities with jurisdiction over the companies involved.

11.8 Venue. The courts of the Judicial District of the Capital of the State of São Paulo are hereby elected to settle all disputes arising herefrom, to the exclusion of any other, however privileged it is or may be.

IN WITNESS WHEREOF, the parties execute this Protocol and Justification in six counterparts of identical content and form in the presence of two witnesses identified below.

São Paulo, July 8, 2009

Officers of Sadia S.A.:

Marcelo Canguçu de Almeida
Director
Roberto Faldini	Martus Antonio Rodrigues Tavares
Director	Director
Celso Clemente Giacometti	Cassio Casseb Lima
Director	Director
Manoel Ferraz Whitaker Salles	Vicente Falconi Campos
Director	Director
Gilberto Tomazoni	Ely David Mizrahi
Chief Financial Officer	Officer of Food Service Business Unit
Ralf Piper	José Luis Magalhães Salazar
Officer of Management and Human Resources	Financial, Business, Investor Relations e de Information Technology Officer
Hugo Frederico Gauer	Ricardo Fernando Thomas Fernandes
International Sales Officer	Grains Purchase Officer
Guillermo Henderson Larrobla	Ronaldo Korbag Muller
Business Unit and Foreign Market Officer	Production Officer

Flávio Luís Fávero	Antônio Paulo Lazzaretti
Technology and Production Officer	Quality, P&D e Sustainability Officer
José Eduardo Cabral Mauro	Osório Dal Bello
Internal Market Business Officer	Agricultural Technology Officer
Alfredo Felipe da Luz Sobrinho	Amaury Magalhães Maciel Filho
Institutional Relations and Legal Officer	Production Officer
Hélio Rubens Mendes dos Santos Junior	Eduardo Bernstein
Industrial Transactions Officer	Marketing Officer
Nelson Ricardo Teixeira	Ricardo Lobato Faucon
National Sales Officer	Supplies Officer

Officers of BRF – Brasil Foods S.A.:

Nildemar Secches	Francisco Ferreira Alexandre
Chairman of the Board of Directors	Vice-Chairman of the Board of Directors
Carlos Alberto Cardoso Moreira	Luis Carlos Fernandes Afonso
Director	Director
Manoel Cordeiro Silva Filho	João Vinicius Prianti
Director	Director
Décio da Silva	Rami Naum Goldfajn
Director	Director

José Antonio do Prado Fay Chief Executive Officer	Leopoldo Viriato Saboya Finance and Investor Relation Officer
Nilvo Mittanck	Nelson Vas Hacklauer
Operations Officer	Business Development Officer
Luiz Adalberto Stábile Benício	Antonio Augusto de Toni
Agriculture Officer	Perdix Business General Officer
Wlademir Paravisi	Gilberto Antonio Orsato
Batavo Business General Officer	Human Resource Officer

Witnesses:

1. ______________________________________

Name:

RG:

CPF/MF:

2. ______________________________________

Name:

RG:

CPF/MF: